FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 27 January 2005


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding 3rd Quarter Results sent to the London Stock Exchange on 27 January 2005



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 27 January 2005


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding 3rd Quarter Results sent to the London Stock Exchange on 27 January 2005 press release


PR0503

mmO2 reports sustained momentum in the third quarter, delivering ongoing growth in customer numbers and resilient ARPU across all operating businesses.

Released: 27 January 2005

mmO2 plc today announced its key performance indicators for the three-month period ending 31 December 2004. Developments reported for the quarter included:

Customer numbers:
- mmO2 added 1,176,000 customers, taking the total base to 23.2 million
- O2 UK added 360,000(1) customers, taking the total base to more than
  14.2 million
- O2 Germany added 729,000 customers, including 284,000 contract customers, taking the total base to 7.4 million
- O2 Ireland added 91,000 customers, taking the total base to 1.5 million

Average revenue per user (ARPU):
- O2 UK blended ARPU grew to GBP283 (Q2 : GBP282; Q3 '03/'04 : GBP264)
- O2 Germany blended ARPU was EUR370 (Q2 : EUR371; Q3 '03/'04 : EUR360)
- O2 Ireland blended ARPU grew to EUR564 (Q2 : EUR560; Q3 '03/'04 : EUR556)

Mobile data:

   - SMS volume grew by 13.6 % quarter-on-quarter, to 3.816 billion
   - Data as a proportion of service revenue increased to 23.9% (Q2 : 21.9%)

(1) Excludes estimated 250,000 new activations by existing O2 customers.

Peter Erskine, Chief Executive of mmO2, commented:
"All our businesses continued to grow strongly during the third quarter, despite intense competition, in particular in our pre-pay markets. We added 1.2 million customers, taking the total O2 base to 23.2 million, 15.6% higher than at the same time last year.

"In the UK our strong brand, targeted customer propositions and effective distribution strategy enabled us to maintain our momentum through the very active Christmas market. In Germany, our continuing strong growth included the first contribution from the Tchibo Mobile joint venture, which accounted for around one third of our pre-pay net customer additions. Mobile data usage continued to grow across the group, with SMS volumes 32% higher than the third quarter last year, and mobile data accounting for 23.9% of third quarter service revenue, up from 20.9% in the same period last year.

"Following this performance in the third quarter, all our businesses remain fully on track to deliver their full-year growth and margin targets, which we set out at interim results."

Operating review

O2 UK
In the highly competitive UK market O2 UK delivered another quarter of strong growth. A total of 360,000 net new customers were added, comprising 338,000 pre-pay and 22,000 contract net additions, taking the total active customer base to 14.22 million. At the end of the quarter, contract customers comprised 34.3% of the total customer base.

The total of gross pre-pay connections in the third quarter was the highest ever recorded by O2 UK. However the reported number of net pre-pay customer additions has been reduced to reflect O2 UK's estimate that 250,000 of the new pre-pay activations comprised existing O2 customers purchasing a new handset or new SIM card, resulting in both SIMs being active for a short period, before one becomes inactive. This downward adjustment to the pre-pay net additions number aims to reflect the underlying growth in the O2 UK active pre-pay customer base.

The underlying customer growth continued to be driven by O2's compelling and competitive propositions in both the pre-pay and contract markets, with offers such as O2 Friends, O2 Double and the "X" range of devices, combined with the ongoing appeal of the O2 brand, attracting high quality customers. The mix of strong in-house channels and effective use of third-party distribution also contributed to the customer growth in the quarter. The Tesco Mobile joint venture also delivered a good third quarter, reporting that its total active customer base reached 500,000 shortly after Christmas. These customers are excluded from the O2 UK customer base and reported metrics.

Blended ARPU grew to GBP283, up from GBP282 in the second quarter and GBP264 in the third quarter last year. The termination rate cut in September reduced 12-month rolling blended ARPU by GBP6 in the third quarter. Prepay ARPU remained stable quarter-on-quarter at GBP145, up from GBP137 in the third quarter last year. The pre-pay subscriber acquisition cost (SAC) was flat quarter-on-quarter, but the competitiveness of the market was reflected in higher pre-pay churn.

Contract customer churn rose in the quarter, in part reflecting the impact of loss of the BT employee contract, and reducing the net additions number. However the quality of O2 UK's contract customer base continued to improve, with contract ARPU increasing to GBP545, from GBP541 in the second quarter and GBP512 in the third quarter last year.

ARPU growth was driven by increasing data usage, as growth in voice minutes of use was more than offset by the impact of the termination rate cut. The volume of SMS sent in the quarter grew by 34.6% year-on-year, to 2.83 billion. Data as a proportion of service revenue increased to 25.0%, from 23.0% in the second quarter and 21.2% in the third quarter last year. More than one third of O2 UK's customer base used a non-SMS service during the quarter.

O2 Germany
The momentum developed by O2 Germany in the first half accelerated further in the third quarter, with a total of 729,000 net new customers added. This was O2 Germany's highest ever quarterly increase in customer numbers, taking the total base to 7.4 million, of which 56% are contract customers. In the twelve months to the end of December, O2 Germany added a total of 1.81 million customers, growing the base by 32.4%.

284,000 net new contract customers were added in the quarter. Growth in the contract market was driven both by the continuing appeal of O2's unique Genion "Homezone" service, and by success of O2's new Active bundle propositions. Around 50% of new contract customers in the quarter subscribed to Genion Homezone, with 40% subscribing to one of the Active contract bundles. A total of 445,000 net new pre-pay customers were added in the quarter, including 146,000 through the Tchibo Mobile joint venture launched at the beginning of October.

Blended ARPU was EUR370, compared to EUR371 in the second quarter, and EUR360 in the third quarter last year. O2 Germany's market leading contract ARPU was flat year-on-year, at EUR539. Pre-pay ARPU remained flat quarter-on-quarter at EUR138, but was EUR3 higher than the third quarter last year.

Contract SAC declined slightly quarter-on-quarter, but pre-pay SAC increased, reflecting O2 Germany's drive into the pre-pay market, and the increased competitiveness of the Christmas market. Churn remained broadly stable in both the contract and pre-pay markets.

ARPU growth was driven by increases in both voice and data usage. The volume of SMS sent in the quarter grew by 34.2% year-on-year, to 628 million. Data as a proportion of service revenue increased to 22.3%, from 20.4% in the second quarter and 19.8% in the third quarter last year. 24% of the customer base used a non-SMS data service during the quarter.

O2 Ireland
O2 Ireland delivered significant growth in the third quarter, with a total of 91,000 net new customers added, taking the total customer base to 1.52 million, 10.7% higher than at the same time last year. Customer growth in the quarter was driven by innovative and competitive services and tariffs, and the continuing strong appeal of the O2 brand.

Blended ARPU grew to EUR564, up from EUR560 in the previous quarter and EUR556 in the third quarter last year. Contract ARPU increased to EUR1,106, up from EUR1,078 in the second quarter, and EUR1,048 in the same quarter last year. Pre-pay ARPU was EUR359, EUR1 lower than the second quarter but an increase of EUR4 over the third quarter last year. In both the contract and pre-pay markets the growth in minutes of use was greater than the increase in voice ARPU, with lower yields per minute partially offsetting the impact of the growth in voice traffic. SAC and churn were broadly stable in both the contract and pre-pay markets.

The volume of SMS sent in the quarter grew by 14.0% year-on-year, to 343 million. Data as a proportion of service revenue increased to 20.9%, from 19.0% in the second quarter and 21.1% in the third quarter last year.

Mobile data
Across the Group the proportion of service revenue generated by mobile data increased to 23.9%, from 21.9% in the second quarter, and 20.9% in the third quarter last year. SMS volumes in the quarter grew by 32% year-on-year, to over
3.8 billion. The total number of MMS sent grew by 41% quarter-on-quarter, to
19.7 million.

Airwave
The Airwave network roll-out programme is nearing completion. The service has now been delivered to 48 police forces, and 97,000 officers are using the network. The police network roll-out to the remaining three forces is on schedule for completion by the end of March. The service is also being used by over 50 other public safety agencies and has been short-listed for the national contracts to provide voice and data communications for the ambulance and fire and rescue services. Best and final offers for the ambulance service are due to be submitted in early February, ahead of contracts being awarded in March. The fire service contract award is currently scheduled for May 2005.

          mmO2 will announce Preliminary Full-year Results on18th May

Cautionary statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements. We may also make written or oral forward-looking statements in:
- our periodic reports to the US Securities and Exchange Commission, also known as the SEC, on Forms 20-F and 6-K;
-      our annual report and accounts and half-yearly reports;
-      our press releases and other written materials; and
- oral statements made by our officers, directors or employees to third parties.

We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made.
Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. Words like "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might," "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only ways we identify these statements.

These statements may be found in this document generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in the above-mentioned sections.

If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares and ADSs. The information on our web site, any web site mentioned in this document or any web site directly or indirectly linked to our or any other web site mentioned in this document is not incorporated by reference into this document and you should not rely on it.




1.      Customer numbers

            Customers  Customers Customers Customers   Net additions  Customers
                at 31     at 31      at 30     at 30   during period      at 31
             December     March       June September                   December
                 2003      2004       2004      2004                       2004
                000's     000's      000's     000's          000's       000's
-----------   --------  --------  --------    --------       --------   --------

O2 UK
Pre-pay        8,574     8,687     8,799       9,003            338      9,341
Post-pay       4,479     4,577     4,726       4,853             22      4,875
-----------   --------  --------  --------    --------       --------   --------
    Total     13,053    13,264    13,525      13,856            360     14,216
-----------   --------  --------  --------    --------       --------   --------

O2 Germany

Pre-pay        2,354     2,516     2,643       2,808            445      3,253
Post-pay       3,232     3,466     3,675       3,861            284      4,145
-----------   --------  --------  --------    --------       --------   --------
    Total      5,586     5,982     6,318       6,669            729      7,398
-----------   --------  --------  --------    --------       --------   --------

O2 Ireland

Pre-pay          992     1,010     1,007       1,032             86      1,118
Post-pay         378       381       388         393              5        398
-----------   --------  --------  --------    --------       --------   --------
    Total      1,370     1,391     1,395       1,425             91      1,516
-----------   --------  --------  --------    --------       --------   --------

Manx
Pre-pay           40        42        44          45             (4)        41
Post-pay          21        21        21          22              0         22
-----------   --------  --------  --------    --------       --------   --------
    Total         61        63        65          67             (4)        63
-----------   --------  --------  --------    --------       --------   --------

mmO2
Group
Pre-pay       11,960    12,255    12,493      12,888            865     13,753
Post-pay       8,110     8,445     8,810       9,129            311      9,440
-----------   --------  --------  --------    --------       --------   --------
    Total     20,070    20,700    21,303      22,017          1,176     23,193
-----------   --------  --------  --------    --------       --------   --------

Pre-pay
percentage      59.6%     59.2%     58.6%       58.5%          73.6%      59.3%
Post-pay
percentage      40.4%     40.8%     41.4%       41.5%          26.4%      40.7%
-----------   --------  --------  --------    --------       --------   --------






2.      Average revenue per user(1) (ARPU) - GBP

3 months ended:      31 December  31 March  30 June   30 September 31 December
                            2003      2004     2004          2004         2004
                             GBP       GBP      GBP           GBP          GBP
----------------         --------  -------- --------      --------     --------

O2 UK (2)
12 month rolling
Pre-pay                     137       141      143           145          145
Post-pay                    512       525      537           541          545
Blended                     264       272      279           282          283

Monthly average
Pre-pay                      12        12       12            13           12
Post-pay                     43        45       46            46           44
Blended                      23        23       24            24           23
----------------         --------  -------- --------      --------     --------

O2 Germany
12 month rolling
Pre-pay                      93        96       95            94           94
Post-pay                    373       375      368           366          366
Blended                     249       254      252           251          251

Monthly average
Pre-pay                       8         8        8             8            8
Post-pay                     31        30       30            31           31
Blended                      21        20       20            21           21
----------------         --------  -------- --------      --------     --------

O2 Ireland
12 month rolling
Pre-pay                     245       248      247           244          243
Post-pay                    725       736      721           731          750
Blended                     385       388      381           380          382

Monthly average
Pre-pay                      21        20       20            21           21
Post-pay                     60        61       59            66           66
Blended                      33        32       31            33           33
----------------         --------  -------- --------      --------     --------

(1) ARPU in all businesses includes revenue from inbound roaming.

(2) O2 UK ARPU includes Mobile Number Portability (MNP) revenue.


3.      Data ARPU (blended 12 month rolling) - GBP

                       31 March     30 June      30 September      31 December
                           2004        2004              2004             2004
                            GBP         GBP               GBP              GBP
----------------------   --------    --------           -------          -------

O2 UK                        55          59                62               65
O2 Germany                   49          51                52               53
O2 Ireland                   75          81                81               81
----------------------   --------    --------           -------          -------




4.      Average revenue per user(1) (ARPU) - EURuro


3 months ended:     31 December 31 March  30 June 30 September     31 December
                           2003     2004     2004         2004            2004
                            EUR      EUR      EUR          EUR             EUR
-----------------        -------- -------- --------     --------        --------

O2 Germany
12 month
rolling
Pre-pay                     135      138      138          138             138
Post-pay                    539      540      537          540             539
Blended                     360      366      367          371             370

Monthly average
Pre-pay                      12       11       11           11              12
Post-pay                     45       44       45           46              45
Blended                      31       30       31           32              31
-----------------        -------- -------- --------     --------        --------

O2 Ireland
12 month
rolling
Pre-pay                     355      357      361          360             359
Post-pay                  1,048    1,061    1,053        1,078            1106
Blended                     556      559      556          560             564

Monthly average
Pre-pay                      31       29       30           31              30
Post-pay                     87       89       89           98              94
Blended                      47       45       46           49              48
-----------------        -------- -------- --------     --------        --------

Euro rates
Quarterly                1.4341   1.4718   1.5007       1.4880          1.4384
Annually                 1.4461   1.4405   1.4594       1.4736          1.4747
-----------------        -------- -------- --------     --------        --------

(1) ARPU in all businesses includes revenue from inbound roaming.



5.      Data ARPU (blended 12 month rolling) - EURuro

                         31 March   30 June   30 September         31 December
                             2004      2004           2004                2004
                              EUR       EUR            EUR                 EUR
 -----------------------   --------   -------       --------            --------

O2 Germany                     71        74             76                  78
O2 Ireland                    110       118            119                 120
-----------------------    --------   -------       --------            --------





6.      Data as percentage of service revenues


3 months ended:     31 December  31 March  30 June  30 September  31 December
                           2003      2004     2004          2004         2004
                              %         %        %             %            %
 ---------------         --------  -------- --------      --------     --------

O2 UK                      21.2      22.3     21.3          23.0         25.0
O2 Germany                 19.8      20.7     20.9          20.4         22.3
O2 Ireland                 21.1      23.6     21.8          19.0         20.9
---------------          --------  -------- --------      --------     --------
O2 Group                   20.9      22.0     21.2          21.9         23.9
---------------          --------  -------- --------      --------     --------

12 months ended:      31 December 31 March 30 June  30 September  31 December
                             2003     2004    2004          2004         2004
                              %         %        %             %            %
 ---------------         --------  -------- --------      --------     --------

O2 Group                   19.8      20.1     20.9          21.5         22.3
---------------          --------  -------- --------      --------     --------



7.      SMS messages

3 months ended:     31 December  31 March   30 June  30 September   31 December
                           2003      2004      2004          2004          2004
                        million   million   million       million       Million
---------------          --------  --------  --------      --------     --------

O2 UK                     2,106     2,309     2,348         2,470        2,834
O2 Germany                  468       507       532           556          628
O2 Ireland                  301       339       321           323          343
Manx                         16        19        19            10           11
---------------          --------  --------  --------      --------     --------
O2 Group                  2,891     3,174     3,220         3,359        3,816
---------------          --------  --------  --------      --------     --------




mmO2 Contacts:

Richard Poston                                      David Boyd
Director, Corporate Affairs                         Head of Investor Relations
mmO2 plc                                            mmO2 plc
richard.poston@o2.com                               david.boyd@o2.com
t: +44 (0)1753 628039                               t: +44 (0)1753 628230

David Nicholas                                      John Crosse
Communications Director                             Investor Relations Manager
mmO2 plc                                            mmO2 plc
david.nicholas@o2.com                               john.crosse@o2.com
t: +44 (0) 771 575 9176                             t: +44 (0)1753 628198

Simon Gordon
Press Relations Manager
mmO2 plc
simon.gordon@o2.com
t: +44 (0)771 007 0698

mmO2 press office: 01753 628402

        All mmO2 Group news releases can be accessed at our web site:
                                  www.mmo2.com

(end)







                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 27 January 2005                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary